SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
                          OF DUTY TO FILE REPORTS UNDER
                            SECTIONS 13 AND 15(d) OF
                             THE SECURITIES EXCHANGE
                                  ACT OF 1934.

                         Commission File Number 1-12342

                          AirTouch Communications, Inc.
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               (Exact name of registrant as specified in charter)

             One California Street, San Francisco, California 94111
                                 (415) 658-2000
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   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

            Common Stock, par value $.01 per share ("Common Stock");
        6% Class B Mandatorily Convertible Preferred Stock, Series 1996,
             par value $.01 per share ("Class B Preferred Stock");
            4.25 % Class C Convertible Preferred Stock, Series 1996,
             par value $.01 per share ("Class C Preferred Stock");
                   7 1/8% Notes Due 2001; 7% Notes Due 2003;
                  6.35% Notes Due 2005; 7 1/2% Notes Due 2006;
                              6.65% Notes Due 2008
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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [ ]                        Rule 12h-3(b)(1)(i)    [X]
Rule 12g-4(a)(1)(ii)  [ ]                        Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(2)(i)   [ ]                        Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(ii)  [ ]                        Rule 12h-3(b)(2)(ii)   [ ]
                                                 Rule 15d-6             [ ]

Approximate number of holders of record as of the certification or notice date:

                      Common Stock:                      1
                      Class B Preferred Stock:           0
                      Class C Preferred Stock:           0
                      7 1/8% Notes Due 2001:             52
                      7% Notes Due 2003:                 51
                      6.35% Notes Due 2005:              17
                      7 1/2% Notes Due 2006:             38
                      6.65% Notes Due 2008:              59

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: November 2, 1999

                                          AIRTOUCH COMMUNICATIONS, INC.



                                          By:  /s/ Megan Pierson
                                             ----------------------------------
                                             Name:  Megan Pierson
                                             Title: Vice President, General
                                                     Counsel and Secretary